Coca-Cola İçecek

FILE 82-35049

SEC
Mail Processing
Section

JUN 02 2008

Washington, DC
101

May 29, 2008

08003130

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on May 28, 2008.

Coca-Cola İçecek's ("CCI") Board of Directors, at its meeting on May ...., 2008, approved the acquisition of a 12.50% stake in Turkmenistan Coca-Cola Bottlers Ltd. ("TCCB") from Day Investments Ltd. who owns a total of 25%. CCI will pay US$2mn for the transaction and its current 33.25% stake in Turkmenistan Coca-Cola Bottlers Ltd will increase to 45.75% after the finalization of the transaction.

The stated amount will be paid in cash by Coca-Cola Icecek ("CCI") to Day Investments Ltd. once the local legal procedures are finalized for the registration of the share transfers. The transfer price is determined through bilateral negotiations with Day Investments Ltd. by utilizing an independent valuation report.

As previously announced, Coca-Cola İçecek's ("CCI") Board of Directors at its meeting on December 25, 2008, approved the purchase of the outstanding shares owned by The Coca-Cola Export Corporation in TCCB, a fully owned subsidiary of The Coca-Cola Company. Accordingly, CCI will purchase 13.75% shares of TCCB. Following the completion of both purchases, CCI's share in TCCB will reach 59.5%.

Additionally, as part of the Share Purchase Agreement CCI has committed to purchase the remaining 12.5% shares of TCCB owned by Day Investments Ltd. for US$2.36mn at the end of three years from the date of this agreement if Day Investment Ltd. exercises its put option.

PROCESSED
JUN 12 2008
THOMSON REUTERS

6/11

COCA-COLA İÇECEK A.Ş.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68